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                                                                    Exhibit 99.1

[AEGON LOGO APPEARS HERE}

                                                                          905547

                                                                   PRESS RELEASE

APPOINTMENT AT EXECUTIVE BOARD AEGON N.V.

The Supervisory Board of AEGON N.V. intends to appoint Mr. Alexander R. Wynaendts (42) as a member of the Executive Board of AEGON N.V. as per the Annual General Meeting of Shareholders to be held on 17 April 2003.
Mr. Wynaendts started his career with AEGON in 1997 and was appointed Executive Vice-President Group Business Development in 1998. In the Executive Board he will be responsible for business development and Asia. He will continue his memberships of the Boards of AEGON UK and La Mondiale Participations and of the Supervisory Boards of AEGON Hungary and AEGON Spain.

Mr. Wynaendts has worked in the finance industry since 1984.

The Central Works Council has been requested for advice.

The Hague, 20 March 2003

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